Exhibit 12.1
Statement Regarding Calculation of Ratio of Earnings to Fixed Charges
Alleghany Corporation
Ratio of Earnings to Fixed Charges

	Six
	months
	ended
	June 30,	Year ended December 31,
($ in thousands)	2010	2009	2008	2007	2006	2005
Net Income	$124,440	$270,999	$147,971	$299,070	$247,903	$52,334

Fixed Charges	1,993	3,985	3,952	4,277	8,505	6,183

Ratio of earnings to fixed charges	62.4x	68.0x	37.4x	69.9x	29.2x	8.5x
For purposes of calculating these ratios, “earnings” consists of (x) net income, (y) fixed charges and (z) amortization of any capitalized interest, and “fixed charges” consists of (x) interest expensed and capitalized, (y) amortized premiums, discounts and capitalized expenses related to indebtedness and (z) an estimate of the interest within rental expense.